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SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

RevCare, Inc. (Name of the Issuer)
COMMON STOCK, PAR VALUE $0.001 PER SHARE (Title of Class of Securities)
761331107 (CUSIP Number of Class of Securities)

Manuel Occiano
Chief Executive Officer
RevCare, Inc.
5400 Orange Avenue, Suite 200
Cypress, California 90630
(714) 995-0627
(Name, Address and Telephone Number of Persons Authorized to Receive
Notice and Communications on Behalf of Persons Filing Statement)
with a copy to:
William P. O'Neill, Esq. Latham & Watkins LLP 555 Eleventh Street, NW Washington, DC 20004 (202) 637-2200

        This statement is filed in connection with (check the appropriate box):

☒
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐
The filing of a registration statement under the Securities Act of 1933.

☐
A tender offer.

☐
None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$65,269	$7.68
*
For purposes of calculating the fee only, this amount assumes the aggregate cash payment of $65,269 by the Issuer to holders of fewer than 15,000,000 shares of the Issuer's Common Stock in lieu of fractional shares immediately following a 1-for-15,000,000 reverse stock split of the Issuer's Common Stock. The aggregate cash payment is equal to the product of $0.01 per pre-split share and 6,526,909 pre-split shares, the number of shares held by such holders.

**
Determined pursuant to Rule 0-11 as $65,269.00 multiplied by 0.0001177.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

        This Rule 13E-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by RevCare, Inc. (the "Company").

        Concurrently, with the filing of this Schedule 13E-3, the Company is filing an information statement (the "Information Statement") under Regulation 14C of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). A copy of the Information Statement is attached hereto as Exhibit (a). The information in the Information Statement, including all annexes and exhibits thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Information Statement.

        All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1. Summary Term Sheet.

        The information set forth in the Information Statement under the captions "Summary of This Information Statement" is incorporated herein by reference.

Item 2. Subject Company Information.

        (a)    Name and Address.    RevCare, Inc. is the subject company. Its principal executive office is located at 5400 Orange Avenue, Suite 200, Cypress, California 90630 and its telephone number is (714) 995-0627.

        (b)    Securities.    As of June 1, 2005, there were 21,526,909 outstanding shares of Common Stock of the Company and 345,000 shares of Series A Preferred Stock of the Company.

        (c)    Trading Market and Price.    The Company's Common Stock is traded OTC under the symbol "RVCR.PK" The information set forth in the Information Statement under the caption "Trading Market and Price of our Common Stock and Dividend Policy" is incorporated herein by reference.

        (d)    Dividends.    No dividends have been paid by the Company on its Common Stock during the past two years. The information set forth in the Information Statement under the caption "Trading Market and Price of our Common Stock and Dividend Policy" is incorporated herein by reference.

        (e)    Prior Public Offerings.    None.

        (f)    Prior Stock Purchases.    None.

Item 3. Identity And Background Of The Filing Person.

        (a)    Name and Address.    RevCare, Inc., the subject company, is the filing person of this Schedule 13E-3. Its principal business office is located at 5400 Orange Avenue, Suite 200, Cypress, California 90630 and its telephone number is (714) 995-0627. The directors of the Company are: George L. McCabe (Chairman), Edward M. Wheeler, and Manuel Occiano. The executive officers of the Company are Manuel Occiano (Chief Executive Officer), Alan Harrar (Executive Vice President and Chief Operating Officer), and Deborah Halverson (Executive Vice President and Chief Revenue Officer). The address of each officer and director is 5400 Orange Avenue, Suite 200, Cypress, California 90630.

        (b)    Business and Background of Entities.    Not applicable.

        (c)    Business and Background of Natural Persons.    With respect to each current officer and director of the Company:

        George L. McCabe, Jr., 45, was elected to serve as our chairman of the board of directors on May 30, 2000. Mr. McCabe has served in a management capacity with Friedman, Billings, Ramsey ("FBR"), an affiliate of FSP, the holder of 69% of our voting securities, from 1996-2004. In 2004, he resigned from FBR to form Pine Creek Partners LLC which serves as the sub-advisor to FBR for the management of FSP.

        Edward M. Wheeler, 37, was elected to serve as a director on May 30, 2000. Mr. Wheeler has served in a management capacity with FBR since 1996. He is responsible for the management of a private equity fund focused on the financial services industry.

        Manuel Occiano, 53, was elected to serve as a director on January 26, 2001. On May 30, 2000, our board of directors appointed Manuel Occiano as our chief executive officer. Mr. Occiano assumed management responsibility for the daily operations and reports directly to the board. Mr. Occiano previously served as our president and chief executive officer, as well as a director, from September 16, 1998 until he resigned from both positions in December 1999. Mr. Occiano served as executive vice president and chief operating officer of West Capital Financial Services, Corp. from July 1996 to September 1998. He spent 13 years with Arthur Andersen LLP as senior manager directing financial services and business consulting practices for the San Diego office.

Additional Executive Officers and Key Employees

        Alan Harrar, 37, was appointed as our executive vice president and Chief Operating Officer on January 25, 2004. Mr. Harrar was also appointed to be the Secretary of the Company. Prior to joining the Company, Mr. Harrar served as Vice President of Technology of Quadramed, Inc.'s Financial Services Division in San Diego, Ca. that provided revenue cycle services to the healthcare industry.

        Deborah Halverson, 50, was appointed as our executive vice president and Chief Revenue Officer on January 25, 2004. Prior to joining the Company, Ms. Halverson served as Vice President, Client Services of Quadramed, Inc.'s Financial Services Division in San Diego, California.

        No person set forth above (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); or (2) was a party was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibition activities subject to, federal or state securities laws.

        Each of the persons set forth above is a citizen of the United States.

Item 4. Terms Of The Transaction.

        (a)    Material Terms.    The information set forth in the Information Statement under the captions "Summary of this Information Statement," "Special Factors," "Estimated Future Annual Savings to be Realized if the Company Goes Private," "Background of the Reverse Stock Split," "Fairness of the Reverse Stock Split to Stockholders," "Effects of the Reverse Stock Split," "Description of the Reverse Stock Split," "Financing of the Reverse Stock Split," and "Costs of the Reverse Stock Split" is hereby incorporated by reference.

        (c)    Different Terms.    The information set forth in the Information Statement under the captions "Summary of this Information Statement," "Special Factors," "Effects of the Reverse Stock Split—Effects of the Reverse Stock Split on Holders of our Common Stock and Holders of our Series A Preferred Stock," Effects of the Reverse Stock Split—Effects of the Reverse Stock Split on Option and

Warrant Holders," "Effects of the Reverse Stock Split—Potential Disadvantages of the Reverse Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders," and "Effects of the Reverse Stock Split—Federal Income Tax Consequences of the Reverse Stock Split" is hereby incorporated by reference.

        (d)    Appraisal Rights.    The information set forth in the Information Statement under the captions "Summary of this Information Statement" and "Description of the Reverse Stock Split—Appraisal Rights" is incorporated herein by reference.

        (e)    Provisions for Unaffiliated Security Holders.    None.

        (f)    Eligibility for Listing or Trading.    Not applicable.

Item 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (a)    Transactions.

          (1)   As of September 30, 2004, the Company's outstanding principal balance on convertible promissory notes issued to FSP was $2,878,439 from loans made by FSP in fiscal 2004, in fiscal 2003 and in earlier years. On December 29, 2004 and January 27, 2005, FSP loaned the Company $100,000, and $50,000, respectively, in exchange for two additional convertible promissory notes and on April 15, 2005 FSP loaned the Company $400,000 in exchange for a further convertible promissory note. All convertible promissory notes issued FSP by the Company bear interest at the prime rate as reported in the Wall Street Journal plus 4%. The notes mature at September 1, 2005, except for the notes issued on December 29, 2004 and April 12, 2005, which mature on November 1, 2005. In addition, during 2004, FSP guaranteed a loan to the Company of up to $625,000 from Bridge Bank N.A., which is unaffiliated with the Company or FSP. The cost to the Company for this guarantee is 8% of the loan principal payable 30 days following maturity or extension of the loan on February 11, 2006. The outstanding principal and interest due on the loan from Bridge Bank N.A. was $322,018 at March 31, 2005.

          (2)   As part of Mr. Manny Occiano's original employment agreement, Mr. Occiano was eligible to participate in the management bonus pool to be established by the Board of Directors and was entitled, during 1999 only, to quarterly advances of $22,500 to be credited against the management bonus when earned. Mr. Occiano received four such advances amounting to $90,000. This amount is to be credited against future management bonuses when earned. Mr. Occiano also received a loan of $100,000 to purchase 66,000 shares of common stock on the open market. The loan is secured by a pledge of the common stock acquired.

        (b)    Significant Corporate Events.    None.

        (c)    Negotiations or Contacts.    The information set forth in the Information Statement under the caption "Background of the Reverse Stock Split" is incorporated herein by reference.

        (e)    Agreements Involving the Company's Securities.    None.

Item 6. Purposes Of The Transaction And Plans Or Proposals.

        (b)    Use of Securities Acquired.    The Company will make a cash payment of $0.01 per pre-split share of Common Stock in lieu of issuing fractional shares that would otherwise result from the Reverse Stock Split.

        (c)    Plans.

          (1)   The information set forth in the Information Statement under the caption "Special Factors—Reasons for and Purposes of the Reverse Stock Split" regarding the investment in the company by Lighthouse that is planned following the Reverse Stock Split is incorporated herein by reference.

          (2)   None.

          (3)   The information set forth in the Information Statement under the captions "Effects of the Reverse Stock Split" and "Conduct of the Company's Business After the Reverse Stock Split" is incorporated herein by reference.

          (4)   None.

          (5)   The information set forth in the Information Statement under the caption "Conduct of the Company's Business After the Reverse Stock Split" are incorporated herein by reference.

          (6)   The information set forth in the Information Statement under the captions "Summary of this Information Statement," "Special Factors," "Estimated Future Annual Savings to be Realized if the Company Goes Private," "Fairness of the Reverse Stock Split to Stockholders," "Effects of the Reverse Stock Split," "Description of the Reverse Stock Split," and "Conduct of the Company's Business After the Reverse Stock Split" is incorporated herein by reference.

          (7)   The information set forth in the Information Statement under the captions "Summary of this Information Statement," "Special Factors," "Estimated Future Annual Savings to be Realized if the Company Goes Private," "Fairness of the Reverse Stock Split to Stockholders," "Effects of the Reverse Stock Split," "Description of the Reverse Stock Split," and "Conduct of the Company's Business After the Reverse Stock Split" is incorporated herein by reference.

          (8)   The information set forth in the Information Statement under the captions "Summary of this Information Statement," "Special Factors," "Estimated Future Annual Savings to be Realized if the Company Goes Private," "Fairness of the Reverse Stock Split to Stockholders," "Effects of the Reverse Stock Split," "Description of the Reverse Stock Split," and "Conduct of the Company's Business After the Reverse Stock Split" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons And Effects.

        Purposes.    The information set forth in the Information Statement under the captions "Summary of this Information Statement" and "Special Factors" is incorporated herein by reference.

        (a)    Alternatives.    The information set forth in the Information Statement under the caption "Estimated Future Annual Savings to be Realized if the Company Goes Private—Strategic Alternatives Considered" is incorporated herein by reference.

        (b)    Reasons.    The information set forth in the Information Statement under the captions "Special Factors—Reasons for and Purposes of the Reverse Stock Split" and "Estimated Future Annual Savings to be Realized if the Company Goes Private—Strategic Alternatives Considered" is incorporated herein by reference.

        Effects.    The information set forth in the Information Statement under the captions "Summary of this Information Statement," "Special Factors," "Effects of the Reverse Stock Split," and "Costs of the Reverse Stock Split" is hereby incorporated by reference.

Item 8. Fairness Of The Transaction.

        (a)    Fairness.    The information set forth in the Information Statement under the captions "Summary of this Information Statement," "Estimated Future Annual Savings to be Realized if the Company Goes Private," "Background of the Reverse Stock Split," "Fairness of the Reverse Stock Split to Stockholders," "Effects of the Reverse Stock Split," "Description of the Reverse Stock Split," and "Recommendation of the Board with Respect to the Amendment and the Reverse Stock Split" is

incorporated herein by reference. No director dissented or abstained from voting on the Rule 13e-3 transaction.

        (b)    Factors Considered in Determining Fairness.    "Summary of this Information Statement," "Estimated Future Annual Savings to be Realized if the Company Goes Private," "Background of the Reverse Stock Split," "Fairness of the Reverse Stock Split to Stockholders," "Effects of the Reverse Stock Split," "Description of the Reverse Stock Split," and "Costs of the Reverse Stock Split" is incorporated herein by reference.

        (c)    Approval of Security Holders.    The information set forth in the Information Statement under the caption "Description of the Reverse Stock Split—Vote Required" is incorporated herein by reference.

        (d)    Unaffiliated Representative.    No director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction

        (e)    Approval of Directors.    The information set forth in the Information Statement under the caption "Background of the Reverse Stock Split" is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals And Negotiations.

        (a)    Report, Opinion or Appraisal.    The information set forth in the Information Statement under the captions "Summary of this Information Statement," "Background of the Reverse Stock Split," and "Fairness of the Reverse Stock Split to Stockholders" is incorporated herein by reference.

        (b)    Preparer and Summary of the Report, Opinion and Appraisal.    The information set forth in the Information Statement under the captions "Summary of this Information Statement," "Background of the Reverse Stock Split," and "Fairness of the Reverse Stock Split to Stockholders" and in Annex B of the Information Statement is incorporated herein by reference.

        (c)    Availability of Documents.    The opinion of Kaulkin Ginsberg Company ("Kaulkin Ginsberg"), which is attached as Annex B to the Information Statement, will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

Item 10. Source And Amounts Of Funds Or Other Consideration.

        (a)    Source of Funds.    The information set forth in the Information Statement under the captions "Effects of the Reverse Stock Split," "Financing of the Reverse Stock Split," and "Costs of the Reverse Stock Split" is hereby incorporated by reference.

        (b)    Conditions.    The information set forth in the Information Statement under the captions "Effects of the Reverse Stock Split," "Financing of the Reverse Stock Split," and "Costs of the Reverse Stock Split" is hereby incorporated by reference.

        (c)    Expenses.    The information set forth in the Information Statement under the captions "Effects of the Reverse Stock Split," "Financing of the Reverse Stock Split," and "Costs of the Reverse Stock Split" is hereby incorporated by reference.

        (d)    Borrowed Funds.    The information set forth in the Information Statement under the captions "Effects of the Reverse Stock Split," "Financing of the Reverse Stock Split," and "Costs of the Reverse Stock Split" is hereby incorporated by reference.

Item 11. Interest In Securities Of The Subject Company.

        (a)    Security Ownership.    The information set forth in the Information Statement under the caption "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

        (b)    Securities Transactions.    None.

Item 12. The Solicitation or Recommendation.

        (d)    Intent to Tender or Vote in Going-Private Transaction.    The information set forth in the Information Statement under the captions "Summary of this Information Statement," "Special Factors," "Background of the Reverse Stock Split," and "Description of the Reverse Stock Split" is hereby incorporated by reference.

        (e)    Recommendations of Others.    The information set forth in the Information Statement under the captions "Summary of this Information Statement," "Special Factors," "Background of the Reverse Stock Split," "Description of the Reverse Stock Split," and "Recommendation of the Board with Respect to the Amendment and the Reverse Stock Split" is hereby incorporated by reference.

Item 13. Financial Statements.

        (a)    Financial Statements.

          (1)   The information set forth in the Information Statement under the caption "Summary Financial Information" and Annex D to the Information Statement are incorporated herein by reference.

          (2)   The information set forth in the Information Statement under the caption "Summary Financial Information" and Annex E to the Information Statement are incorporated herein by reference.

          (3)   The information set forth in the Information Statement under the caption "Summary Financial Information" and in Exhibit 99.1 to the Information Statement is incorporated herein by reference.

          (4)   The information set forth in the Information Statement under the caption "Summary Financial Information" is incorporated herein by reference.

        (b)    Pro Forma Information.

          (1)   Not material.

          (2)   Not material.

          (3)   After giving effect to the Reverse Stock Split at March 31, 2005, the book value per share would be ($3,813,871) per share.

Item 14. Persons/Assets, Retained, Employed, Compensated Or Used.

        (a)    Solicitations or Recommendations.    The information set forth in the Information Statement under the captions "Background of the Reverse Stock Split," "Fairness of the Reverse Stock Split to Stockholders," "Effects of the Reverse Stock Split," "Description of the Reverse Stock Split," "Interests of Certain Persons," and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

        (b)    Employees and Corporate Assets.    Not applicable.

Item 15. Additional Information.

        (b)    Other Material Information.    The information set forth in the Information Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits.

        (a)   The Information Statement on Schedule 14C filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.

        (b)   Not applicable.

        (c)   The Opinion of Kaulkin Ginsberg Company dated June 1, 2005 filed as Annex B to the Information Statement filed concurrently with this form is incorporated herein by reference.

        (d)   The information set forth in the Information Statement under the caption "Description of the Reverse Stock Split: Appraisal Rights" is incorporated herein by reference.

        (f)    The information set forth in the Information Statement under the caption "Description of the Reverse Stock Split: Appraisal Rights" and Annex F to the Information Statement are incorporated herein by reference.

        (g)   Not applicable.

SIGNATURE

        After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

REVCARE, INC.

By:	/s/ MANUEL OCCIANO
Name:	Manuel Occiano
Title:	Chief Executive Officer

Dated: June 8, 2005

EXHIBIT INDEX

Exhibit No.	Description
(a)	Information Statement on Schedule 14C (filed with the Securities and Exchange Commission concurrently with this form and incorporated herein by reference).
(c)	The Opinion of Kaulkin Ginsberg Company dated June 1, 2005 (filed as Annex B to the Information Statement filed concurrently with this form and incorporated herein by reference).

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INTRODUCTION
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity And Background Of The Filing Person.
  Item 4. Terms Of The Transaction.
  Item 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  Item 6. Purposes Of The Transaction And Plans Or Proposals.
  Item 7. Purposes, Alternatives, Reasons And Effects.
  Item 8. Fairness Of The Transaction.
  Item 9. Reports, Opinions, Appraisals And Negotiations.
  Item 10. Source And Amounts Of Funds Or Other Consideration.
  Item 11. Interest In Securities Of The Subject Company.
  Item 12. The Solicitation or Recommendation.
  Item 13. Financial Statements.
  Item 14. Persons/Assets, Retained, Employed, Compensated Or Used.
  Item 15. Additional Information.
  Item 16. Exhibits.
SIGNATURE
EXHIBIT INDEX